Cheetah Enterprises, Inc.
Condominio Torres Paseo Colon #604
San Jose, Costa Rica

VIA EDGAR

May 28, 2015

Mara L. Ransom
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Cheetah Enterprises, Inc.
Registration Statement on Form S-1
Filed March 27, 2015
File No. 333-203080

Dear Ms. Ransom:

This letter is in response to your comment letter dated April 21, 2015, with regard to the Form S-1 filing of Cheetah Enterprises, Inc., a Nevada corporation ("Cheetah", "Cheetah Enterprises" or the "Company") filed on March 27, 2015.  Responses to each comment have been keyed to your comment letter.

 General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Neither we, nor anyone authorized on our behalf, presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

2.	Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have nominal operations and assets. See Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

Response:

The Company began operations and started generating revenue in Janaury 2015 and therefore is not by defination a shell Company.
3.	Your disclosure indicates that you are a development stage company that intends to buy and sell automobiles in Costa Rica. We also note that you have conducted minimal operations and have not earned any revenue from the business plan described in the prospectus. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with your analysis for why Rule 419 does not apply to this offering. In either case, please revise your disclosure to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

Response:

According to the language of Rule 419, a blank check company: "Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." Cheetah does not fit that definition as the additional details regarding the business plan disclosed in this amendment will clarify.  Cheetah Enterprises, Inc. does not have a plan to merge or acquire another business.

Unless the Commission's position has been modified, in September 2003, Mr. John Reynolds stated at the Small Government Business Forum, that the SEC was not applying Rule 419 to companies with a business plan but without revenues.

Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the "Securities Act"), defines a "blank check company" as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." We do not believe that we are a blank check company subject to the provisions of Rule 419, pursuant to the definition of "blank check Company" under Rule 419.

Specifically, we have a business plan relating to operating as a buyer and seller of quality used automobiles in the Costa Rican market through the Company's wholly owned subsidiary and we intend to expand our business, as described under "Description of Business" in the amended Registration Statement. Further, we have never indicated that our business plan is to engage in a merger or acquisition with an unidentified company, entity or person.  While we are considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, we are not a "blank check company" as we have a specific business plan and we have no current plans to "engage in a merger or acquisition with an unidentified company," entity or person.

•	We believe that we are in the development stage and have begun generating revenues in January 2015.
•	We are attempting to raise the additional funding to further develop the business as described throughout this amended prospectus.
•	We have commenced operations, and began to generate revenue in January 2015.
•	We have secured the domain names for our websites and have incorporated and organized our company from a legal perspective to the point where we are able to file this prospectus.
•	We believe that we have provided specifics on our intended further business development. The Company currently buys and sells automobiles in Costa Rica and intends to expand its business to include importing automobiles from the United States into Costa Rica for resale.

Prospectus Summary

General Information about our Company, page 3

4.	We note your statement that you "generated [y]our initial revenues in January 2015" and your disclosure on page 6 that you have limited revenue. We also note your disclosure in page 26 that you "have generated no revenues since inception." Please revise your disclosure throughout your prospectus to clarify, if true, that you have not generated any revenue.

Response:

This disclosure has been updated accordingly throughout.  The disclosure on page 26 was limited to disclosing no revenues as disclosed in the included financial statements, which was "from inception (June 27, 2014)…through November 30, 2014".  The disclosure has been udpated for the additional financial information being disclosed through February 28, 2015.

Risk Factors, page 6

5.	Please add a risk factor addressing, if true, that your officers and directors reside outside the United States and it may be difficult to serve process on them and enforce judgments against them.

Response:

A risk factor has been added.
Because Mr. Drdul and Mr. Bordallo (our officers and directors) have other, outside business activities. . ., page 8
6.	Please clarify whether Mr. Drdul or Mr. Bordallo owe fiduciary duties to any companies or entities other than Cheetah Enterprises, Inc., and, if so, please revise your risk factors to disclose how such duties may affect your business and operations.

Response:
We have revised this risk factor.

Description of Securities to be Registered
Common Stock, page 19
7.	We note your statement that "[a]ll issued and outstanding shares of common stock are fully-paid and non-assessable." Such statement is a legal opinion that may only be made by counsel. Please remove the statement or attribute it to counsel.

Response:

This statement has been removed.

Information with Respect to the Registrant
Description of Business, page 21
8.	Please provide the basis for your expectation that you "will have gradual sales during the next 6 months and, as [you] build on [y]our reputation, will have increased sales during months 6-12 after the completion of this Offering."
Response:

This section has been updated and expanded accordingly.

Directors and Executive Officers
Background Information about Our Directors and Officers, page 29
9.	We note you have disclosed that Mr. Drdul is currently employed by a company named International Advisor. Please describe this company or institution, including its industries and services. See Item 401(e)(1) of Regulation S-K.
Response:

This disclosure has been updated accordingly.

Consolidated Financial Statements, page F-1

10. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Response:

Unaudited Interim Financial Statements for the period ended February 28, 2015, have been included with the S-1/A.  The Results of Operations and S-1/A have been updated throughout for the updated financial information.

Note 3 - Going Concern, page F-12

11.	Please note that filings containing accountant's reports that are qualified as a result of questions about the entity's continued existence must contain appropriate and prominent disclosure of the registrant's viable plans to overcome these difficulties. Your disclosure indicates the Company intends fund operations through equity financing arrangements which may be insufficient to fund its cash requirements. We are unclear how a best efforts offering with no minimum or maximum coupled with the possible development of a business plan constitutes a viable plan to overcome your difficulties. Please revise to consider the guidance in Section 607.02 of the Financial Reporting Codification.
Response:
The Going Concern has been updated to state that the Company will also raise additional funds "through loans from officers and directors."
Part III. Information Not Required in the Prospectus

Indemnification of Directors and Officers, page 48
12. Please state the general effect of any statute, including the laws of the state of Nevada, under which your controlling persons, directors and officers are insured or indemnified in any manner against liability which she may incur in her capacity as such. Please see Item 702 of Regulation S-K.

Response:
This disclosure has been updated.
Please contact me with any further comments or questions.  The Company will file the redlined version and this letter as EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (admin@cheetahenterprises.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.

Sincerely,

/s/ Shane Drudl
Shane Drdul, President